Filed Pursuant To Rule 433

Registration No. 333-209926

June 27, 2016

SPDR Spotlight: ID6675 CTA Link: http://blog.spdrs.com/post/the-strategic-case-for-investing-in-gold GOLD IN THE AFTERMATH OF BREXIT The importance of diversification has been highlighted by Britain’s vote to exit the EU and offers investors an opportunity to reappraise a strategic allocation to gold. Read Article>>

THE MARKETS draft

The Strategic Case for Investing in Gold

David B. Mazza – Not Yet Published 0



State Street Global Advisors' 2015 Year-End Investor Survey found that a slowdown in US corporate profitability, a return of stock market volatility and rising geopolitical risks were the most pressing concerns for Investment...

Read more »

SHARE THIS BLOG

CONTRIBUTING AUTHORS

James E. Ross
Global Head of SPDR® ETFs



Michael Arone, CFA
Chief Investment Strategist



Daniel Farley, CFA

The Strategic Case for Investing in Gold David B. Mazza – FEB 16, 2016 Featured ETFs: GLD State Street Global Advisors’ 2015 Year-End Investor Survey found that a slowdown in US corporate profitability, a return of stock market volatility and rising geopolitical risks were the most pressing concerns for Investment Professionals headed into 2016. Since the start of the year, many of these concerns have materialized and investors have turned to gold in search of portfolio diversification and risk mitigation. Global equity markets began 2016 firmly in a downward trend, with some regions, like Japan and Europe, entering into a bear market.1 The S&P 500® posted its worst January performance since 2009.2 Gold, on the other hand, registered a positive 4% return as volatility dragged most assets lower.3 Turbulent and choppy markets, such as the ones we are witnessing today, present investors with an opportunity to reevaluate the strategic role gold may play in a portfolio. While it may be used tactically during times of elevated inflation or persistent dollar weakness, as we saw after the Federal Reserve’s first quantitative easing program, the role of paramount importance for gold is as a strategic diversifier within portfolios. Gold as a strategic hedge in tumultuous times There’s been no escaping market volatility this year as concerns over China’s slowing

2/12/2016 The Strategic Case for Investing in Gold | SPDR Blog

growth and its ability to manage its financial markets have spooked investors. Meanwhile, worries over an oil supply glut continue to weigh on the spot price of crude, increasing worries over rising bankruptcies and defaults in the energy and commodities sector.

The chart below demonstrates how gold has performed during similarly tumultuous times, including the Gulf War, the Great Recession and the demise of the bond-trading hedge fund, Long Term Capital Management (LTCM).

In five out of seven of the events captured in the chart below, gold ranked as either the best performing or second-best performing asset class. By delivering competitive returns during a number of historically challenging times in the market, gold has provided investors with a source of wealth preservation and a means of moderating the market's volatility.

Gold as a Strategic Hedge in Tumultuous Times


20%
0%
-20%
-40%
-60%
GULF WAR I
LTCM
DOT.COM MELTDOWN
9/11
2002 RECESSION
GREAT RECESSION
SOV'T DEBT CRISIS I
Gold
US Equities
Commodities
Hedge Funds
Real Estate
Private Equity
US Treasuries

Source: FactSet, State Street Global Advisors, from 1/1/1979 to 12/31/2013. Notes: Persian Gulf War I: Q3 1990, LTCM: Q3 1998, Dot-com meltdown: Q1 2001, 9/11: Q3 2001, 2002 Recession: Q2/Q3 2002, US Credit Crisis: Q4 2008/Q1 2009, European sovereign debt crisis: Q2 2010. Past performance is no guarantee of future results. Gold is represented by the spot price of gold.

Gold's potential for portfolio diversification

While the aim of diversification is to hold a wide array of assets that perform differently from one another under various market conditions, data has suggested that equity markets tend to become more closely correlated during periods of market turbulence. Conversely, gold tends to become less correlated with major asset classes during such periods.

Harry Markowitz, the Nobel Prize winning economist, famously called diversification the only free lunch—and gold is one asset with a unique and largely uncorrelated return

GLD	SPDR Gold Shares

MORE ON THE MARKETS

- Convertible Securities 101 [Convertible Securities Series, Part 1]
- Uncommon Sense: Why the Health of China's Economy Matters Now
- Q&A: The DOL Fiduciary Rule and the Potential Implications for Your Business
- More »

http://blog.spdrs.com/post/the-strategic-case-for-investing-in-gold 2/7 pattern when measured relative to other traditional asset classes. The chart below illustrates gold’s low correlation to a wide range of asset classes, including other commodities. Adding a separate standalone allocation to gold has the potential to improve the overall diversification of a portfolio, getting closer to that so-called “free lunch.” Source: SSGA, Bloomberg, as of 12/31/2015. Computed using monthly return data from Dec 1990 to Dec 2015. The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Diversification does not ensure a profit or guarantee against loss. The takeaway for investors Over the long run, holding 2% to 10% of an investors’ portfolio in gold can improve portfolio performance, according to research cited by the World Gold Council.4 At State Street Global Advisors, we agree that investors should consider a long-term strategic allocation in this range.

2/12/2016 The Strategic Case for Investing in Gold | SPDR Blog

Adding a strategic allocation to gold within a diversified portfolio can offer a number of potential benefits, including acting as a potential hedge against stock market volatility, and potentially improving diversification given its low correlation with traditional asset classes and other commodities.

Gold ETFs, such as the SPDR® Gold Shares [GLD®], can provide investors with the potential benefits of owning gold without the added costs and logistics of physical ownership. Gold ETFs are designed to precisely track the spot price of gold, providing investors with pure exposure to the yellow metal and a way to directly express their views on the gold market. With GLD, investors can readily integrate and measure gold as a strategic presence in a portfolio that diversifies risk and fits cleanly into a broad asset-allocation framework of investing.

[1]Bloomberg, as of 1/29/2016

[2]Bloomberg, as of 1/29/2016

[3]Bloomberg, as of 1/29/2016

[4]J.P. Morgan, Gold in asset allocation, July 2012; Mercer, Gold as an asset class for institutional investors, February 2011; New Frontier Advisors, Gold as a strategic asset, September 2006; World Gold Council, Gold: hedging against tail risk, October 2010; World Gold Council; Gold: alternative investment foundation asset; New Frontier Advisors, Gold as a strategic asset for European investors; World Gold Council; Gold as a strategic asset for UK investors, July 2012.

Investing in commodities entails significant risk and is not appropriate for all investors.

Important Information Relating to SPDR Gold Trust:

The SPDR Gold Trust ("GLD®") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if

http://blog.spdrs.com/post/the-strategic-case-for-investing-in-gold 4/7 you request it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here. More on The Markets » More by David B. Mazza » Share this post Linkedin Twitter Email [GRAPHIC APPEARS HERE] Close Tagged alternatives commodities portfolio risk asset allocation gold market volatility ×Close Unable to Comment Commenting privileges on this account have been suspended, due to activity that violates the SPDR Blog Terms and Conditions. For more information or to request reactivation, please email SPDRsocialmedia@ssga.com GET WEEKLY BLOG ALERTS About this author David B. Mazza View author bio More by this author The S&P 500 May be Flat, But These 5 Charts Show How Much & How Little Things Have Changed Smart Beta: It’s More than a Marketing Gimmick Charting the Market: 5 Charts Capturing Investor Sentiment and Recent Market Movements May ETF Flows: Positioning Portfolios for a Potentially Rocky Summer Session In the Hunt for Yield, Emerging Market Debt Deserves a Second Look Mid-Year Survey Finds Slowing US Earnings Top Concern for Advisors Debunking 5 Common Gold Misconceptions Preferred Securities: Income Potential for Today’s Low Yield Environment What Previous Gold Bull Markets Can Teach Us About Gold Today In the Hunt For Stability, Consider Adding a Fixed Income “Cushion” [GRAPHIC APPEARS HERE] show moreless RELATED ETFs
Ticker
Fund Name
GLD
PDR Gold Shares
show more [GRAPHIC APPEARS HERE] show less More on The Markets Brexit Fallout: Trading Best Practices in Volatile Markets The S&P 500 May be Flat, But These 5 Charts Show How Much & How Little Things Have Changed Uncommon Sense: In Search of Returns, Consider the Roads Less Traveled Brexit: Implications of an ?In? or ?Out? Vote Charting the Market: 5 Charts Capturing Investor Sentiment and Recent Market Movements Are We in the Midst of an Emerging Markets Spring? 4 Reasons Why NIRP May Lead to Structurally Higher Gold Demand In the Hunt for Yield, Emerging Market Debt Deserves a Second Look Mid-Year Survey Finds Slowing US Earnings Top Concern for Advisors Debunking 5 Common Gold Misconceptions show moreless

© 2016 State Street Corporation. All Rights Reserved. Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit www.spdrs.com. Read it carefully before investing. Past performance is no guarantee of future results. It is not possible to invest directly in an index. Index performance does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling a fund. Index performance is not meant to represent that of any particular fund. This material is for your private information. The views expressed are the views of State Street or the author and are subject to change based on market and other conditions. The opinions expressed may differ from those with different investment philosophies. The information provided does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. This material is for informational purposes only and does not constitute investment or tax advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. There is no representation or warranty as to the current accuracy of, nor liability for, decisions based on such information. Circular 230 Disclosure: This communication is not a covered opinion as defined by Circular 230 and is not intended or written to be used, and cannot be used, or relied on, by the taxpayer, for the purpose of avoiding federal tax. This communication was written to support the promotion or marketing of the transaction(s) or matter(s) addressed in the written communication; and the taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns. Diversification does not ensure a profit or guarantee against loss. Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. Industry funds bear a higher level of risk and tend to be more volatile than more broadly diversified funds because of their narrow focus. All ETFs are subject to risk, including the possible loss of principal. Industry funds are also subject to industry risk and non-diversification risk, which generally results in greater price fluctuations than the overall market. Because of their narrow focus, sector investing tends to be more volatile than investments that diversify across many sectors and companies. The use of leverage, as part of the investment process, can multiply market movements into greater changes in an investment’s value, thus resulting in increased volatility of returns. Securities lending programs and the subsequent reinvestment of the posted collateral are subject to a number of risks, including the risk that the value of the investments held in the collateral may decline in value and may at any point be worth less than the original cost of that investment. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Passive management and the creation/redemption process can help minimize capital gains distributions. Although subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a portfolio comprised of low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels. A “quality” style of investing emphasizes companies with high returns, stable earnings, and low financial leverage. This style of investing is subject to the risk that the past performance of these companies does not continue or that the returns on “quality” equity securities are less than returns on other styles of investing or the overall stock market. Commodity funds may be subject to greater volatility than investments in traditional securities. Investments in commodities may be affected by overall market movements, changes in interest rates, and other factors, such as weather, disease, embargoes, and international economic and political developments. REIT funds may be subject to a high degree of market risk due to lack of industry diversification. REIT funds may be subject to other risks including, but not limited to, changes in real estate values or economic conditions, credit risk and interest rate fluctuations and changes in the value of the underlying property owned by the trust and defaults by borrowers. Actively managed ETFs do not seek to replicate the performance of a specified index. ETFs typically invest by sampling an index, holding a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. This may cause the fund to experience tracking errors relative to performance of the index. There are risks associated with investing in Real Assets and the Real Assets sector, including real estate, precious metals and natural resources. Investments can be significantly affected by events relating to these industries. Risks associated with investing in the natural resources sector include large price volatility due to non-diversification and concentration in natural resources companies. Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable.

The use of short selling entails a high degree of risk, may increase potential losses and is not suitable for all investors. Please assess your financial circumstances and risk tolerance prior to short selling. Select Sector SPDR Funds bear a higher level of risk than more broadly diversified funds. All ETFs are subject to risk, including the possible loss of principal. Sector ETFs products are also subject to sector risk and non-diversification risk, which generally results in greater price fluctuations than the overall market. Risk associated with equity investing includes stock values which may fluctuate in response to the activities of individual companies and general market and economic conditions. Investments in smaller companies may involve greater risks than those in larger, better known companies. Non-diversified funds that focus on a relatively small number of securities tend to be more volatile than diversified funds and the market as a whole. Investing in commodities entail significant risk and is not appropriate for all investors. Bond funds contain interest rate risk (as interest rates rise bond prices usually fall). There are additional risks for funds that invest in mortgage-backed and asset-backed securities, including the risk of issuer default, credit risk and inflation risk. Funds that invest in lower-quality debt securities generally offer higher yields, but also carry more risk.The municipal market is volatile and can be significantly affected by adverse tax, legislative or political changes and the financial condition of the issuers of municipal securities. Interest rate increases can cause the price of a debt security to decrease. A portion of the dividends you receive may be subject to federal, state or local income tax or may be subject to the federal alternative minimum tax. Standard & Poor’s, S&P and SPDR are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index. Important Information Relating to SPDR Gold Trust: Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR® S&P® 500, SPDR® S&P® MidCap 400 and SPDR Dow Jones Industrial Average, and all unit investment trusts. ALPS Portfolio Solutions Distributor, Inc. is distributor for Select Sector SPDRs. ALPS Distributors, Inc. and ALPS Portfolio Solutions Distributor, Inc. are not affiliated with State Street Global Markets, LLC. THIS SITE IS INTENDED FOR U.S. INVESTORS ONLY. No Offer/Local Restrictions Nothing contained in or on the Site should be construed as a solicitation of an offer to buy or offer, or recommendation, to acquire or dispose of any security, commodity, investment or to engage in any other transaction. SSGA Intermediary Business offers a number of products and services designed specifically for various categories of investors. Not all products will be available to all investors. The information provided on the Site is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation. All persons and entities accessing the Site do so on their own initiative and are responsible for compliance with applicable local laws and regulations. The Site is not directed to any person in any jurisdiction where the publication or availability of the Site is prohibited, by reason of that person’s nationality, residence or otherwise. Persons under these restrictions must not access the Site. Not FDIC Insured * No Bank Guarantee * May Lose Value

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.